Exhibit 99.2

PRESS RELEASE

Republic of the Congo: The Planting of More than One Million
Trees Begins on the Batéké Plateaux

Brazzaville, November 8, 2021 – On the occasion of the National Tree Planting Day in the Republic of the Congo, TotalEnergies has launched the "Batéké Carbon Sink" afforestation operations. This large-scale project, conducted in partnership with Forêt Ressources Management, consists of 40,000 hectares of planted forest on the Batéké Plateaux. Some 40 million trees will be planted in total over 10 years and cared for over 35 years.

During the past eight months, local tree nurseries have already produced more than one million plants, which will be progressively planted from the next rainy season on the 800 hectares of land that have been prepared since last summer.

"We are pleased to officially launch the Batéké Carbon Sink project, which is a concrete example of TotalEnergies' commitment to the development of natural carbon sinks, along with others. We warmly thank the Republic of the Congo, whose support for the operation is essential, for its commitment to the preservation of forests and the promotion of afforestation activities," said Nicolas Terraz, President Exploration & Production at TotalEnergies. "TotalEnergies' climate ambition is based on a panel of concrete actions, aiming first to prevent and then to reduce our greenhouse gas emissions, and finally to offset residual emissions. The planting of a new forest on the Batéké Plateaux is a concrete illustration of this approach, complementing all the other priority measures for preventing and reducing TotalEnergies’ emissions."

The 40,000 hectares planted will create a carbon sink that will sequester an average of 500,000 tons of CO2 per year over twenty years, equivalent to the annual CO2 emissions of an average European city of 70,000 inhabitants. The carbon credits will be certified in accordance with the Verified Carbon Standard (VCS).

The project, financed by TotalEnergies, includes agroforestry practices developed with the local communities for agricultural production and sustainable wood energy. It will create employment opportunities, with a positive impact on several thousand people. In addition, a local development fund will support health, nutritional and educational initiatives to benefit neighboring villages.

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About TotalEnergies Nature Based Solutions

As part of its climate ambition, and in addition to its priority actions to avoid and reduce emissions, TotalEnergies works with many local partners around the world to develop and conserve natural carbon sinks, while helping to preserve their biodiversity. These operations follow a long-term approach of sustainable and integrated economic development of areas with local communities. TotalEnergies plans to spend $100 million per year to build a portfolio of projects capable of generating at least 5 million metric tons of CO2e of carbon credits per year by 2030. These carbon credits will be used after 2030 to offset the Company's scope 1 & 2 emissions.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

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